650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 30, 2014

VIA EDGAR AND COURIER

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Otonomy, Inc.

Registration Statement on Form S-1

Submitted Confidentially on June 5, 2014 and June 18, 2014

Filed on July 11, 2014 and amended on July 28, 2014

File No. 333-197365

Dear Mr. Riedler:

This letter responds to the comment delivered telephonically by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on July 29, 2014, to Otonomy, Inc. (the “Company”) regarding the comment response letter filed on July 28, 2014, in connection with Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-197365 (the “Registration Statement”), filed by the Company on July 28, 2014.

This letter sets forth the telephonic comment of the Staff and, following the comment, sets forth the Company’s response.

Staff Comment:

Please provide us additional details concerning the consideration given to recording a beneficial conversion feature for the Series D Preferred Stock issuance on April 23, 2014.

Response:

To assist the Staff in its evaluation of a potential beneficial conversion feature for the Series D Convertible Preferred Stock (the “Series D Preferred Stock”) issued on April 23, 2014, the Company advises the Staff of the following additional details surrounding the clinical and regulatory status of its lead product candidate, AuriPro, and its second product candidate, OTO-104, along with the timing of its initial public offering (the “IPO”) planning.

Following arms’ length negotiations with multiple new third party investors, the Company closed its Series D Preferred Stock financing on April 23, 2014 at a purchase price of $0.34 per share. At the time of the closing, the Company and investors were aware of the following clinical and regulatory development issues related to the Company’s clinical trials:

•	The AuriPro Phase 3 clinical trial program consisting of two identical, double-blind clinical trials were underway, and patient enrollment had not yet been completed.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

July 30, 2014

•	OTO-104 was under a Partial Clinical Hold with the U.S. Food and Drug Administration, or FDA, precluding the Company from conducting multiple-dose clinical trials in the United States.

•	The Company had not yet received authorization to conduct a multiple-dose clinical trial of OTO-104 in the United Kingdom.

AuriPro

Patient enrollment in the AuriPro Phase 3 clinical trial program commenced in November 2013 and was completed on April 29, 2014, following the closing of the Series D Preferred Stock financing on April 23, 2014. The final enrolled patients would require one month to complete the trial and then there would be an additional period during which the study data would be collected, checked and analyzed. During this time, the results of the trials remained blinded and the Company had no knowledge of the results. Top-line results from both Phase 3 trials were available to the Company on June 27, 2014. These were summarized for a presentation to the Company’s board of directors on July 2, 2014. The Company respectfully submits that successful completion of the two Phase 3 clinical trials for AuriPro was a condition to proceeding with an IPO, and is a significant factor contributing to the difference between the Series D Preferred Stock price per share and the midpoint of the estimated IPO price range.

OTO-104

Following the closing of the Series D Preferred Stock financing on April 23, 2014, OTO-104 remained under a Partial Clinical Hold with FDA, precluding the Company from conducting multiple-dose clinical trials in the United States necessary to demonstrate the safety of repeated use of OTO-104. At the end of May 2014, the Company filed a response with the FDA to remove the Partial Clinical Hold on OTO-104, and on June 25, 2014, the FDA removed the Partial Clinical Hold. OTO-104 was subject to Partial Clinical Hold since July 2013 and the Company respectfully submits that the removal of Partial Clinical Hold further allows for the IPO to proceed in the near-term and is another significant factor contributing to the difference between the Series D Preferred Stock price per share and the midpoint of the estimated IPO price range.

In addition, on June 27, 2014, the Company received approval from the Medicines and Healthcare Products Regulatory Agency to conduct a one year multi-dose clinical trial for OTO-104 in the United Kingdom.

Timing of Initial Public Offering

Following the closing of the Series D Preferred Stock financing on April 23, 2014, the Company interviewed investment bankers on May 1 and May 2, 2014 to discuss a potential IPO and the timing of such potential transaction. On May 8, 2014, the Company selected the syndicate of investment bankers to underwrite the IPO. On May 12, 2014, the Company held an organizational meeting for the IPO. In the various discussions the Company held with investment bankers, it was evident to the Company that an IPO would be largely contingent upon successful results of the two AuriPro Phase 3 clinical trials and secondarily contingent upon OTO-104 being removed from Partial Clinical Hold. The Company confidentially submitted its draft registration statement with the Commission on June 5, 2014. The Company did not publicly file the registration statement until July 11, 2014, after it had received the top-line results of the two Phase 3 clinical trials and the Partial Clinical Hold on OTO-104 had been removed. During the weeks of July 7 and July 14, 2014, the Company conducted its “testing the waters” meetings pursuant to the Jumpstart Our Business Startups Act of 2012. On July 22, 2014, the lead underwriters provided the Company with initial valuation information on which the Company based, in part, the estimated price range per share for the IPO.

* * *

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

July 30, 2014

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (650) 849-3223 or Daniel Koeppen at (858) 350-2393.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	David A. Weber, Ph.D., President and Chief Executive Officer, Otonomy, Inc.

Paul E. Cayer, Chief Financial & Business Officer, Otonomy, Inc.

Kenneth Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Charles Kim, Cooley LLP

Andrew Williamson, Cooley LLP

Judson Quiggle, Ernst & Young LLP